June 8, 2012

Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Dunham Funds; File No. 811-22153

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comment you provided to Emily Little and Cassandra Borchers with respect to the Schedule 14C Preliminary Information Statement filed by the Dunham Funds (the “Registrant”) related to the Dunham Real Estate Stock Fund (the “Fund”) on June 5, 2012.  For your convenience, I have summarized the comments below along with the Registrant's responses to your comments.

Comment 1.  In the third full paragraph on page 4, please correct the reference to “Rigel” as sub-adviser, and replace with “Cornerstone”.

Response.   The requested change has been made.

“At a meeting of the Board of Trustees held on March 27, 2012 (the “Meeting”), the Board of Trustees voted to terminate the Prior Sub-Advisory Agreement with Ten Asset and enter into a new sub-advisory agreement (“New Sub-Advisory Agreement”) for the Fund with Cornerstone based on the Board’s evaluation of the performance of “ Cornerstone” managing the assets of the Fund and the recommendation of Dunham & Associates.”

Comment 2.  Please supplementally clarify why the Prior Sub-Advisory agreement appears to have been approved on multiple dates.  Does this have any relation to the exemptive order obtained by the Trust in 2006?

Response.     No, this does not relate to the exemptive order.  The Prior Sub-Advisory Agreement was initially approved by shareholders on August 26, 2005.  On September 1, 2007, the Fund’s shareholders approved a new agreement with a fulcrum fee.  Finally, in 2008, the Dunham Funds completed a tax-free reorganization with the AdvisorOne Funds.  The Prior Sub-Advisory Agreement was subsequently approved by the Board of Trustees, when the Trust was reorganized.

Comment 3.  Investment Company Release 7113 advocates the use of a null zone in a fulcrum fee arrangement to prevent fee adjustments from resulting from random or insignificant differences between the performance of the investment company and the index.  Please explain why it is appropriate, here, not to have a null zone.

Response.    The fulcrum fee does have a null zone.  As illustrated in the table on page 6, as show below, the sub-adviser does not receive a fee (the null zone) for performance differences of less than 0.10%.  Any inconsistency in the Information Statement has been corrected.

Cumulative 12-Month Return	Performance Fee Adjustment Plus or Minus	Total Fee Payable to Sub-Adviser
of the Fund Relative to the Index	Base Fee (0.40%)	If Plus	If Minus
1.50% outperformance or underperformance	0.30%	0.70%	0.10%
1.40% outperformance or underperformance	0.28%	0.68%	0.12%
1.30% outperformance or underperformance	0.26%	0.66%	0.14%
1.20% outperformance or underperformance	0.24%	0.64%	0.16%
1.10% outperformance or underperformance	0.22%	0.62%	0.18%
1.00% outperformance or underperformance	0.20%	0.60%	0.20%
0.90% outperformance or underperformance	0.18%	0.58%	0.22%
0.80% outperformance or underperformance	0.16%	0.56%	0.24%
0.70% outperformance or underperformance	0.14%	0.54%	0.26%
0.60% outperformance or underperformance	0.12%	0.52%	0.28%
0.50% outperformance or underperformance	0.10%	0.50%	0.30%
0.40% outperformance or underperformance	0.08%	0.48%	0.32%
0.30% outperformance or underperformance	0.06%	0.46%	0.34%
0.20% outperformance or underperformance	0.04%	0.44%	0.36%
0.10% outperformance or underperformance	0.02%	0.42%	0.38%
Even with the Index	0.000%	0.40%	0.40%

Comment 4.   In the paragraph immediately following the “Illustrative Fee Table” on page 8, it says that the base fee is lower in the New Sub-Advisory Agreement as compared to the Prior Sub-Advisory Agreement.  The base fee appears to be the same, 0.40%, in both agreements.  Please correct this inconsistency or provide clarification.

Response.  The inconsistency has been corrected.

Comment 5.  The Current Fee and Expense Tables on page 8, and the Pro Forma Fee and Expense Tables on page 9, each show all share classes together.  We recommend showing each class separately with the Current Fee and Expense Table followed by the Pro Forma Fee and Expense Table.  For example, Class A Current Fee and Expenses then Class A Pro Forma Fee and Expenses; then the same for Class C and finally Class N.

Response.  The suggested revision has been made, and revised fee and expense tables have been included in the Information Statement.

Comment 6.  Page 11, paragraph 4 “Fees and Expenses”, indicates that “[t]he Board compared the Fund’s total expense ratio under the New Sub-Advisory Agreement with the expense ratios of a peer group of diversified large cap growth funds.”  The Fund is a real estate fund; why was it compared to diversified large cap growth funds?

Response.  This typographical error has been corrected.  The fees were compared to other real estate funds.

“The Board also compared the Fund’s expected total expense ratio under the New Sub-Advisory Agreement with the expense ratios of a peer group of real estate funds and concluded that the Base Fee was reasonable.”

If you have any questions or additional comments, please call the undersigned at (513) 352-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers, Counsel